Exhibit 99.56

* NOT FOR DISSEMINATION IN THE UNITED STATES

OR FOR RELEASE TO U.S. NEWSWIRE SERVICES *

PRESS RELEASE

Thursday, January 10, 2008

Inter-Citic Announces Pricing of its $16 Million Private Placement Financing

TORONTO, January 10, 2008 – Inter-Citic Minerals Inc. (ICI-TSX) (“Inter-Citic” or the “Company”) is pleased to announce the pricing of its private placement offering of 8 million common shares at a price of C$2.00 per common share, for total gross proceeds of C$16 million.

Wellington West Capital Markets Inc. is leading a syndicate which includes Genuity Capital Markets and Salman Partners Inc. The financing is scheduled to close on or about February 5, 2008 and is subject to regulatory approval and completion of definitive documentation. The net proceeds of the offering will be used to advance Inter-Citic’s Dachang gold project in China, and for general corporate purposes.

The common shares are being offered on a private placement basis to accredited investors in each of the provinces of Canada except Québec and on a private placement basis into the United States to accredited institutional investors pursuant to Regulation D under the U.S. Securities Act of 1933, as amended, and on a private placement basis internationally, as permitted.

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

ABOUT INTER-CITIC

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China, including its Dachang Gold Project in Qinghai Province. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2006 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.